Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Madison Square Garden Company:

We consent to the incorporation by reference in the registration statement (No. 333-164597) on Form S-8 of The Madison Square Garden Company of our report dated August 20, 2014, with respect to the consolidated balance sheets of The Madison Square Garden Company as of June 30, 2014 and June 30, 2013 and the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders' equity for each of the years in the three-year period ended June 30, 2014, and the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of June 30, 2014, which report appears in the June 30, 2014 annual report on Form 10-K of The Madison Square Garden Company.

/s/ KPMG LLP

New York, New York
August 20, 2014